Filed by Centex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Centex Corporation

Commission File No. for Registration Statement
on Form S-4: 001-06776

The following document was delivered to employees of Pulte Homes, Inc. and Centex Corporation on May 26, 2009.

Team:

The pending merger and planning for the related integration process between our two companies continues to move forward at an exciting pace. Since announcing this transaction on April 8th, teams of individuals throughout both organizations have been working tirelessly to ensure that this merger achieves the operating and financial goals which make this combination so compelling.

The process is moving very quickly, enabling us to stay on track for completing the pending merger of Pulte Homes and Centex in the calendar third quarter 2009. As there have been a number of important decisions and actions implemented recently, we wanted to update everyone on some of the events.

First, the senior management team has been named and includes:

Steve Petruska: EVP and Chief Operating Officer
Roger Cregg: EVP and Chief Financial Officer
Jim Ellinghausen: EVP, Human Resources
Debra Still: President and CEO, Pulte Mortgage
Steve Cook: SVP, General Counsel and Secretary
TBD: Chief Marketing Officer (outside search underway)

All of the above will report to Richard. These appointments will become effective upon the anticipated closing of the merger transaction. Until the merger concludes, we will continue to operate our companies as separate businesses.

After extensive review and discussion among both executive teams, selections related to a number of other critical leadership positions are being finalized. Additionally, we determined the general organizational structure through which the combined field operations will be managed. More information on the organization structure, the area presidents and other operating leadership will be announced by Steve Petruska in the coming days.

In addition to our internal decisions, on May 22nd we also reached a milestone in the formal merger process when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired. This expiration means that we cleared another hurdle and are one step closer to completing the proposed merger.

We are also pleased to announce that we retained the services of Booz & Company, a recognized global leader in management consulting, to assist us with merger planning and integration. Booz has assisted numerous Fortune 500 companies in similar transactions and brings invaluable expertise in the areas of integration planning and performance tracking.

Through the tremendous efforts of everyone involved with this integration planning process, we have made significant strides over the past six weeks. We recognize that, while this is an exciting time in the history of our two companies, as we prepare to streamline and integrate our operations, some individuals will not have a position in the Company. Where possible, we will try to find other opportunities that may be appropriate. Where that isn’t possible, we are committed to treating each individual with respect and will offer severance to eligible employees.

We know you have questions about the merger, the integration, and, probably most central in your thoughts, your future. Although many of the details are still to be finalized, we will do our best to answer your questions and encourage you to speak with your manager or submit a question through the merger integration section on TeamCentex (for Centex employees) or InsideP-ulte (for Pulte employees).

We remain committed to keeping you informed on the merger process and will provide updates as appropriate in the future. In the interim, we thank each of you for your contributions that have put Pulte Homes and Centex in the position to undertake this historic combination.

Sincerely,

Richard Dugas President and CEO Pulte Homes	Tim Eller Chairman and CEO Centex

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.

Such risks, uncertainties and other factors include, among other things: the ability to obtain regulatory approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Centex’s stockholders to approve the merger agreement; the failure of Pulte’s shareholders to approve either the charter amendment or the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte’s and Centex’s businesses; shortages and the cost of labor; adverse weather conditions which may slowdown the construction of, or damage, new homes built by Pulte or Centex; slow growth initiatives and/or local building moratoria; the ability to utilize net operating losses, built-in losses and other tax credit carryforwards; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte’s and Centex’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2009, respectively, and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.

Additional Information

In connection with the proposed transaction Pulte has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Pulte and Centex that also constitutes a prospectus of Pulte. At the appropriate time, Pulte and Centex will mail the definitive joint proxy statement/prospectus to their respective shareholders. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website at www.sec.gov, by accessing Pulte’s website at

www.pulte.com under the heading “Investor Relations” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, Michigan 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.

Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.